Aflac Incorporated 2nd Quarter 2012 Form 10-Q

EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$483	$274	$1,268	$663
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	466,788	466,498	466,337	467,317
Dilutive effect of share-based awards	1,802	3,254	2,224	3,673
Weighted-average outstanding shares used in the computation of earnings per share - diluted	468,590	469,752	468,561	470,990
Earnings per share:
Basic	$1.04	$.59	$2.72	$1.42
Diluted	1.03	.58	2.71	1.41
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.